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14049554

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68981

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2012 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Classic, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1220 28th Ave. N
(No. and Street)

Fargo (City) North Dakota (State) 58102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Young (701)364-9390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyum & Barenscheer PLLP
(Name – *if individual, state last, first, middle name*)

3050 Metro Drive (Address) Minneapolis (City) MN (State) 55425 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
3/25/14

OATH OR AFFIRMATION

I, Mark Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Classic, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DANNIE A. EWALT
Notary Public
State of North Dakota
My Commission Expires Aug. 4, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLASSIC, LLC

FINANCIAL REPORT

DECEMBER 31, 2013

CONTENTS

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S REPORT

To The Board of Officers
Classic, LLC
Fargo, ND 58102

Report on the Financial Statements

We have audited the accompanying statements of Financial Condition of Classic, LLC as of December 31, 2013, and the related statements of operations, stockholder's equity and cash flows for the 14 month period ended then, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3050 Metro Drive, Suite 200, Minneapolis, MN 55425-1547 952-854-4244 Fax 952-854-0832

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Classic, LLC as of December 31, 2013, and the results of its operations and its cash flows for the 14 month period then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of net capital as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
February 26, 2014

CLASSIC, LLC

BALANCE SHEET

DECEMBER 31,		2013
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	33,762
Accounts receivable		3,513
Prepaid expenses		530
Regulatory deposit		11,653
Total current assets		**49,458**
PROPERTY AND EQUIPMENT		
Equipment		3,215
Accumulated depreciation		(344)
Net property and equipment		**2,871**
Total assets	**$**	**52,329**
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	5,252
Accrued payroll & related benefits		3,470
Total current liabilities		**8,722**
MEMBER'S EQUITY		**43,607**
Total liabilities and member's equity	**$**	**52,329**

The Notes to Financial Statements are an integral part of these statements.

CLASSIC, LLC

STATEMENT OF OPERATIONS

14 month period ended December 31,		**2013**
REVENUE		
Brokerage commissions	$	31,092
Insurance commissions		89,858
Other revenues		66,658
Total revenue		**187,608**
EXPENSES		
Service charges from member		4,893
Payroll and related costs		122,059
Other administrative expenses		38,376
Total expenses		**165,328**
Net income	**$**	**22,280**

The Notes to Financial Statements are an integral part of these statements.

CLASSIC, LLC

STATEMENTS OF MEMBER'S EQUITY

14 month period ended December 31, 2013

	Capital	Retained Earnings (Deficit)	Stockholder's Equity
Balance at November 1, 2012	**$ 50,000**	**$ (26,173)**	**$ 23,827**
Net income	-	22,280	22,280
Member distribution		(2,500)	(2,500)
Balance at December 31, 2013	**$ 50,000**	**$ (6,393)**	**$ 43,607**

The Notes to Financial Statements are an integral part of these statements.

CLASSIC, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		**2013**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	22,280
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation		344
Changes in operating assets and liabilities:		
Accounts receivable		(3,513)
Regulatory deposit		(11,609)
Prepaid expenses		1,937
Accounts payable		2,162
Accrued expenses		3,470
Net cash used by operating activities		**15,071**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(3,215)
Net cash provided (used) by investing activities		**(3,215)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Member distributions		(2,500)
Net cash used by financing activities		**(2,500)**
Increase in cash		9,356
Cash, beginning of year		24,406
Cash, end of year	**$**	**33,762**

The Notes to Financial Statements are an integral part of these statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

Classic, LLC (the Company) was incorporated September 13, 2011. The company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (FINRA) and a member of the Securities Investor Protection Corporation (SEC). The Company became a registered broker-dealer on November 13, 2012. The Company is wholly owned by Classic Holdings, LLC. (Parent Company). The Company is registered in 22 states. The Company offers and sells mutual funds, municipal fund securities, variable annuity and life products.

Cash:

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2013, the Company and no uninsured cash balances.

Accounts Receivable:

Accounts receivable represents commissions due from other registered investment companies.

Management anticipates no substantial loss from the receivable balance, therefore, no reserve was established at December 31, 2013.

Regulatory Deposit:

The Company has deposited $11,653 with FINRA for 2014 licensing fees. This deposit was required by FINRA to be pre-paid in December 2013 to maintain state registrations in 2014. The Company will recognize this deposit as an expense on January 1, 2014.

Depreciation:

Property and equipment are depreciated over their estimated useful lives by use of the straight-line method.

Description of Useful Lives:

The estimated useful lives of the property and equipment are 7 years for equipment.

Revenue Recognition:

Revenues from commission earned are recognized in the period the service is provided or the date of the trade transaction.

Income Taxes:

The Company is an LLC and will not be required to recognize income tax expense. The Members of the Parent Company, which is an LLC, will recognize tax provisions.

Use of Estimates:

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2. RELATED PARTY DISCLOSURES

The Company has an expense sharing agreement with Classic Asset Management, LLC, an affiliated registered investment advisor, for re-payment and division of applicable expenses. These expenses include office equipment, software and other administrative items. During the year ended December 31, 2013, the amount paid to related parties was $31,256. The net amount owed to the affiliation at December 31, 2013 amounted to $0.

A small percentage of profit maybe distributed to the Holding Company on an annual basis.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2013, the Company had a net capital of

$28,002 which was $23,002 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.312 to 1 at December 31, 2013.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption. Per Rule 15c-3-3, there were no differences between the Company's net asset calculation per part IIA of the FINRA Focus statement and the accompanying audit report.

NOTE 4. LEASE AND CONTRACT COMMITMENTS

The Company leases approximately 698 square feet of office space from an owner of the Parent Company, Mr. Mark Young, under the terms of an operating lease ("the Lease") enter into on January 1, 2012. The Company pays a monthly minimum lease payment of $567. The Lease expires December 31, 2017. Future minimum lease payments for the year ending December 2014 are estimated to be $6,801. Total rent expense for 2013 was $6,801.

The Company has a 3 year Managed Services Agreement for IT support and was executed December 2013. Future minimum contract payments for the year ending December 2014 are estimated to be approximately $2,608.

The Company's server lease will remain in effect indefinitely. Future lease payments for the year ending December 2014 are estimated at $2,279. The Company's Agreement for server maintenance will expire in March 2014. Future maintenance payments for the year ending December 2014 are estimated at $250.

CLASSIC, LLC

SCHEDULE OF NET CAPITAL

DECEMBER 31, 2013		
Total members' equity		**$ 43,607**
Deduction and/or charges:		
Non-allowable assets:		
Commission receivable	$ 550	
Prepaid Expenses	531	
Regulatory deposit	11,653	
Property and equipment, net	2,871	**15,605**
Net capital before haircuts on securites owned		**28,002**
Haircuts on securities positions		**-**
Net capital		**28,002**
AGGREGATE INDEBTEDNESS		
Total liabilities from balance sheet		**8,722**
REQUIRED NET CAPITAL		
SEC required N.C. (6.67% Aggr. Ind.)		
or $5,000 whichever is greater	$ 5,000	
SEC early warning requirement (120% Required N.C.)	6,000	
Required net capital		**5,000**
EXCESS NET CAPITAL		
Net capital	$ 28,002	
Required net capital	5,000	
Excess net capital		**$ 23,002**
AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO		
Aggregate indebtedness	$ 8,723	
Net capital	28,002	
Ratio		**0.312 to 1**
Net Capital per above		**$ 28,002**

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Officers
Classic, LLC
Fargo, North Dakota

In planning and performing our audit of the financial statements of Classic, LLC (the Company) as of December 31, 2013 and for the 14 month period then ended, in accordance with auditing standards generally accepted in the United States of America, we considered Classic, LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3050 Metro Drive, Suite 200, Minneapolis, MN 55425-1547 952-854-4244 Fax 952-854-0832

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency or combination of significant deficiencies in, internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
February 26, 2014